Supplementary Material for Financial Results for the 6 months ended September 30, 2004
(Consolidated)

                                                                     (U.S. GAAP)
                                                                     -----------

                                         FY2004 in accordance with U.S. GAAP
                                                           (Note 1)            (Note 1)      (Note 1)           FY2004
                                         1Q      2Q         1st Half   3Q         4Q         2nd Half   12 mos. ending
                                                                                                        March 31, 2004
------------------------------------------------------------------------------------------------------------------------
Vehicle Production
(thousands of units)                   1,535      1,529      3,064      1,672      1,777      3,449        6,513
(Japan) - including Daihatsu & Hino    1,006      1,016      2,022      1,100      1,162      2,262        4,284
   [Daihatsu]                           [141]      [156]      [297]      [162]      [180]      [342]        [639]
   [Hino]                                [18]       [26]       [44]       [21]       [22]       [43]         [87]
(Overseas) - including Daihatsu & Hino   529        513      1,042        572        615      1,187        2,229
   [Daihatsu]                             [4]        [6]       [10]        [6]        [8]       [14]         [24]
   [Hino]                                 [-]        [-]        [-]        [-]        [-]        [-]          [-]
       North America                     249        240        489        259        286        545        1,034
       Europe                            126        104        230        137        148        285          515
       Asia                               88         96        184        109        109        218          402
       Latin America                      15         16         31         17         19         36           67
       Oceania                            28         31         59         29         27         56          115
       Africa                             23         26         49         21         26         47           96
Vehicle Sales (thousands of units)     1,594      1,576      3,170      1,700      1,849      3,549        6,719
(Japan) - including Daihatsu & Hino      543        538      1,081        554        668      1,222        2,303
   [Daihatsu]                           [120]      [120]      [240]      [118]      [155]      [273]        [513]
   [Hino]                                 [9]       [16]       [25]       [12]       [14]       [26]         [51]
(Overseas) - including Daihatsu & Hino 1,051      1,038      2,089      1,146      1,181      2,327        4,416
   [Daihatsu]                            [22]       [26]       [48]       [27]       [35]       [62]        [110]
   [Hino]                                 [8]        [9]       [17]        [8]       [11]       [19]         [36]
       North America                     509        496      1,005        561        537      1,098        2,103
       Europe                            234        207        441        218        239        457          898
       Asia                              122        128        250        147        160        307          557
       Latin America                      32         37         69         36         41         77          146
       Oceania                            60         57        117         60         59        119          236
       Africa                             38         36         74         40         77        117          191
       the Middle East and Others         56         77        133         84         68        152          285
Total Retail Unit Sales
  (thousands of units)                 1,696      1,744      3,440      1,662      1,914      3,576        7,016
Housing Sales (units)                    761      1,408      2,169      1,442      1,141      2,583        4,752


                                          FY2005                                 FY2005
                                                 (Note 1)                        Prospects
                                          1Q         2Q         1st Half      Ending March 31,
                                                                                    2005
-----------------------------------------------------------------------------------------------
Vehicle Production
(thousands of units)                    1,744      1,725          3,469
(Japan) - including Daihatsu & Hino     1,077      1,100          2,177
   [Daihatsu]                            [162]      [165]          [327]
   [Hino]                                 [23]       [25]           [48]
(Overseas) - including Daihatsu & Hino    667        625          1,292
   [Daihatsu]                             [12]       [14]           [26]
   [Hino]                                  [-]        [-]            [-]
       North America                      297        278            575
       Europe                             146        137            283
       Asia                               150        131            281
       Latin America                       21         21             42
       Oceania                             28         29             57
       Africa                              25         29             54
Vehicle Sales (thousands of units)      1,791      1,776           3,567           7,220
(Japan) - including Daihatsu & Hino       538        568           1,106           2,350
   [Daihatsu]                            [126]      [131]           [257]           [540]
   [Hino]                                 [10]       [14]            [24]            [50]
(Overseas) - including Daihatsu & Hino  1,253      1,208            2,461          4,870
   [Daihatsu]                             [35]       [38]            [73]           [140]
   [Hino]                                 [11]       [12]            [23]            [40]
       North America                      572        554           1,126           2,220
       Europe                             247        229             476             980
       Asia                               202        184             386             810
       Latin America                       45         46              91             170
       Oceania                             64         61             125             210
       Africa                              56         52             108             220
       the Middle East and Others          67         82             149             260
Total Retail Unit Sales
  (thousands of units)                  1,856      1,876           3,732
Housing Sales (units)                     848      1,346           2,194

Supplementary Material for Financial Results for the 6 months ended September 30, 2004 (Consolidated)

                                                                     (U.S. GAAP)
                                                                     -----------

                                             FY2004 in accordance with U.S. GAAP
                                                           (Note 1)                 (Note 1)  (Note 1)            FY2004
                                             1Q           2Q     1st Half      3Q       4Q     2nd Half       12 mos. ending
                                                                                                              March 31, 2004
--------------------------------------------------------------------------------------------------------------------------------
Foreign Exchange Rate
         Yen to US. Dollar Rate                 119       118       118        109       107       108              113
         Yen to Euro Rate                       135       131       134        130       134       132              133
Registered Toyota Vehicles (in Japan)
(thousands of units)                            395       413       808        407       514       921            1,729
Market Share (Japan)
         Toyota (excluding Mini-cars) (%)      44.9      40.4      42.5       44.4      42.5      43.3             42.9
         Toyota, Daihatsu and Hino
         (including Mini-cars) (%)             41.1                39.7       40.0                                 39.6
Number of Employees                                             265,532                                         264,410
Net Sales (billions of yen)                 4,092.9   4,131.3   8,224.2    4,386.0   4,684.5   9,070.5         17,294.7
         Geographical Segment
                  Japan                     2,714.2   2,783.1   5,497.3    2,933.6   3,159.1   6,092.7         11,590.0
                  North America             1,530.8   1,483.3   3,014.1    1,603.7   1,509.8   3,113.5          6,127.6
                  Europe                      529.9     502.4   1,032.3      514.3     617.7   1,132.0          2,164.3
                  Others                      548.7     554.1   1,102.8      592.5     666.6   1,259.1          2,361.9
                  Elimination              -1,230.7  -1,191.6  -2,422.3   -1,258.1  -1,268.7  -2,526.8         -4,949.1
         Business Segment
                  Automotive                3,798.5   3,791.9   7,590.4    4,055.3   4,328.1   8,383.4         15,973.8
                  Financial Services          184.0     187.5     371.5      180.6     184.8     365.4            736.9
                  All Other                   183.7     220.0     403.7      214.7     277.8     492.5            896.2
                  Elimination                 -73.3     -68.1    -141.4      -64.6    -106.2    -170.8           -312.2
Operating Income (billions of yen)            340.7     427.0     767.7      401.6     497.5     899.1          1,666.8
         (Operating Income Ratio) (%)         (8.3)    (10.3)     (9.3)      (9.2)    (10.6)     (9.9)            (9.6)
         Geographical Segment
                  Japan                       252.1     277.6     529.7      226.1     352.3     578.4          1,108.1
                  North America                64.6      99.0     163.6      128.2      99.2     227.4            391.0
                  Europe                        6.1      16.4      22.5       24.7      25.3      50.0             72.5
                  Others                       20.5      32.8      53.3       24.3      19.3      43.6             96.9
                  Elimination                  -2.6       1.2      -1.4       -1.7       1.4      -0.3             -1.7
         Business Segment
                  Automotive                  333.9     368.7     702.6      347.8     468.6     816.4          1,519.0
                  Financial Services           10.6      51.1      61.7       52.3      32.0      84.3            146.0
                  All Other                    -2.8       8.8       6.0        5.5       3.7       9.2             15.2
                  Elimination                  -1.0      -1.6      -2.6       -4.0      -6.8     -10.8            -13.4
Income Before taxes (billions of yen)         371.2     440.8     812.0      429.7     524.0     953.7          1,765.7
         (Income before taxes Ratio) (%)      (9.1)    (10.7)     (9.9)      (9.8)    (11.2)    (10.5)           (10.2)
Equity in Earnings of Affiliated Companies
         (billions of yen)                     21.1      19.9      41.0       38.1      41.1      79.2            120.2
Net Income (billions of yen)                  222.5     301.9     524.4      286.4     351.2     637.6          1,162.0
         (Net Income Ratio) (%)               (5.4)     (7.3)     (6.4)      (6.5)     (7.5)     (7.0)            (6.7)



                                                       FY2005                              FY2005
                                                         (Note 1)                         Prospects
                                                  1Q        2Q        1st Half        Ending March 31,
                                                                                           2005
----------------------------------------------------------------------------------------------------------
Foreign Exchange Rate                                                                      as premise:
         Yen to US. Dollar Rate                   110       110             110                      107
         Yen to Euro Rate                         132       134             133                      132
Registered Toyota Vehicles (in Japan)                                                      approximately
(thousands of units)                              378       436             814                    1,760
Market Share (Japan)                                                                       approximately
         Toyota (excluding Mini-cars) (%)        46.1      43.3            44.6                      43%
         Toyota, Daihatsu and Hino
         (including Mini-cars) (%)               41.6                      41.0
Number of Employees                                                     269,310   (Note 2)
Net Sales (billions of yen)                   4,510.3   4,515.3         9,025.6
         Geographical Segment
                  Japan                       2,857.6   2,923.0         5,780.6
                  North America               1,626.1   1,563.6         3,189.7
                  Europe                        591.0     610.3         1,201.3
                  Others                        670.4     661.9         1,332.3
                  Elimination                -1,234.8  -1,243.5        -2,478.3
         Business Segment
                  Automotive                  4,199.8   4,139.8         8,339.6
                  Financial Services            180.9     203.5           384.4
                  All Other                     205.7     261.1           466.8
                  Elimination                   -76.1     -89.1          -165.2
Operating Income (billions of yen)              448.6     417.6           866.2
         (Operating Income Ratio) (%)           (9.9)     (9.2)           (9.6)
         Geographical Segment
                  Japan                         253.0     237.6           490.6
                  North America                 129.8     114.9           244.7
                  Europe                         30.9      35.4            66.3
                  Others                         37.7      33.2            70.9
                  Elimination                    -2.8      -3.5            -6.3
         Business Segment
                  Automotive                    403.8     353.0           756.8
                  Financial Services             46.2      56.5           102.7
                  All Other                       1.5      11.2            12.7
                  Elimination                    -2.9      -3.1            -6.0
Income Before taxes (billions of yen)           470.4     442.8           913.2
         (Income before taxes Ratio) (%)       (10.4)     (9.8)          (10.1)
Equity in Earnings of Affiliated Companies
         (billions of yen)                       34.7      24.1            58.8
Net Income (billions of yen)                    286.6     297.4           584.0
         (Net Income Ratio) (%)                 (6.4)     (6.6)           (6.5)


Supplementary Material for Financial Results for the 6 months ended September 30, 2004 (Consolidated)

                                                                     (U.S. GAAP)
                                                                     -----------

                                            FY2004 in accordance with U.S. GAAP
                                                           (Note 1)                 (Note 1)  (Note 1)        FY2004
                                            1Q       2Q        1st Half  3Q         4Q        2nd Half     12 mos. ending
                                                                                                           March 31, 2004
--------------------------------------------------------------------------------------------------------------------------
Research & Development (billions of yen)      148.1     156.5     304.6      172.8     204.8     377.6            682.2
Depreciation (billions of yen)                180.1     196.6     376.7      180.5     230.9     411.4            788.1
         Geographical Segment
                  Japan                       113.3     115.8     229.1      114.2     143.5     257.7            486.8
                  North America                38.7      54.2      92.9       39.4      44.2      83.6            176.5
                  Europe                       14.3      14.0      28.3       14.4      23.7      38.1             66.4
                  Others                       13.8      12.6      26.4       12.5      19.5      32.0             58.4
Capital Expenditures  (billions of yen)       180.9     240.5     421.4      196.9     339.4     536.3            957.7
         Geographical Segment
                  Japan                        93.1     150.6     243.7      123.5     197.7     321.2            564.9
                  North America                50.9      41.1      92.0       30.0      87.9     117.9            209.9
                  Europe                       18.3      24.6      42.9       17.9      26.9      44.8             87.7
                  Others                       18.6      24.2      42.8       25.5      26.9      52.4             95.2
Total Liquid Assets (billions of yen)                           3,167.6                                         3,229.9
Free Cash Flow (billions of yen)                                    1.0                                           949.9
Total Assets (billions of yen)                                 20,777.1                                        22,040.2
Shareholders' Equity (billions of yen)                          7,572.4                                         8,178.6
Return on Equity (%)                           12.3                14.3       15.1                                 15.2
Return on Asset (%)                             4.3                 5.1        5.5                                  5.5
Number of Consolidated Subsidiaries                                 561                                             554
Number of Affiliates Accounted for Under the
Equity Method                                                        54                                              53


                                              FY2005                                    FY2005
                                                    (Note 1)                          Prospects
                                               1Q       2Q        1st Half          Ending March 31,
                                                                                         2005
-----------------------------------------------------------------------------------------------------
Research & Development (billions of yen)      158.7     192.7       351.4              710.0
Depreciation (billions of yen)                181.2     210.9       392.1  (Note 3)    810.0
         Geographical Segment
                  Japan                       112.8     129.1       241.9              490.0
                  North America                38.7      49.8        88.5              160.0
                  Europe                       16.6      18.5        35.1               80.0
                  Others                       13.1      13.5        26.6               80.0
Capital Expenditures  (billions of yen)       215.5     285.1       500.6  (Note 3)  1,060.0
         Geographical Segment
                  Japan                       128.6     153.1       281.7              640.0
                  North America                34.6      56.0        90.6              140.0
                  Europe                       14.7      16.9        31.6               90.0
                  Others                       27.6      59.1        96.7              190.0
Total Liquid Assets (billions of yen)                             3,415.9  (Note 4)
Free Cash Flow (billions of yen)                                    -70.3  (Note 5)
Total Assets (billions of yen)             22,605.4              23,310.1
Shareholders' Equity (billions of yen)      8,349.9               8,542.0
Return on Equity (%)                           13.9                  14.0
Return on Asset (%)                             5.1                   5.2
Number of Consolidated Subsidiaries                                   540
Number of Affiliates Accounted for Under the
Equity Method                                                          56


----------------------------------------------------------------------------------------------------------------------
Contributing Factors to Operating Income FY2005 1st Half (billions of yen, approximately)
----------------------------------------------------------------------------------------------------------------------
                                         Consolidated      Unconsolidated       Subsidiaries
  Operational Efforts                        260.0              80.0                 180.0
  Cost Reduction Efforts                      70.0              40.0                 30.0
    From Engineering                          40.0              30.0                 10.0
    From Manufacturing and Logistics          30.0              10.0                 20.0
  Unfavorable Foreign Exchange Rate          120.0             100.0                 20.0
  Increases in R&D and other expenses        111.5              86.8                 24.7
----------------------------------------------------------------------------------------------------------------------

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include:(i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates;(ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound;(iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) politacal instability in the markets in which Toyota operates;
(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial positions is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

Supplementary Material for Financial Results for the 6 months ended September 30, 2004 (Unconsolidated)

                                                                   (Japan. GAAP)
                                                                   -------------

                                                 FY2001                         FY2002                          FY2003
                                     6 mos. ending   12 mos. ending   6 mos. ending  12 mos. ending  6 mos. ending   12 mos.ending
                                      Sep 30, 2000   March 31, 2001   Sep. 30, 2001  March 31, 2002  Sep. 30, 2002   March 31, 2003
-----------------------------------------------------------------------------------------------------------------------------------

Vehicle Production
(thousands of units) ................        1,637           3,422            1,644           3,364          1,676            3,513
Vehicle Sales (thousands of units) ..        1,701           3,520            1,674           3,428          1,691            3,559
   Japan ............................          835           1,816              850           1,720            800            1,724
   Exports ..........................          866           1,704              824           1,708            891            1,835
      North America .................          357             710              353             754            414              841
      Europe ........................          254             487              200             425            182              392
      Asia ..........................           61             121               58             106             80              165
      Latin America .................           47              97               52              93             34               71
      Oceania .......................           62             115               58             116             71              137
      Others ........................           85             174              103             214            110              229
Net Sales (billions of yen) .........      3,708.7         7,903.5          4,011.9         8,284.9        4,204.7          8,739.3
   Japan ............................      1,682.3         3,767.2          1,767.3         3,544.3        1,607.3          3,438.4
   Exports ..........................      2,026.4         4,136.3          2,244.5         4,740.6        2,597.4          5,300.8
Operating Income (billions of yen) ..        191.3           506.8            354.2           748.9          471.3            861.3
   (Operating Income Ratio) (%) .....         (5.2)           (6.4)            (8.8)           (9.0          (11.2)            (9.9)
Ordinary Income (billions of yen) ...        226.7           621.7            347.1           768.9          481.7            892.6
   (Ordinary Income Ratio) (%) ......         (6.1)           (7.9)            (8.7)           (9.3          (11.5)           (10.2)
Net Income (billions of yen) ........        104.3           333.5            203.5           470.2          382.2            634.0
   (Net Income Ratio) (%) ...........         (2.8)           (4.2)            (5.1)           (5.7           (9.1)            (7.3)
Shareholders Return
    Dividend Payout (billions of yen)         41.1            92.7             47.4           101.5           56.8            125.8
      Dividend Per Share (yen) ......           11              25               13              28             16               36
      Payout Ratio (%) ..............         39.4            27.8             23.3            21.6           14.9             19.8
    Value of shares cancelled
      (billions of yen) .............         26.3           263.5            129.2           129.2          143.0            143.0
    Shareholder Return (%) ..........         64.7           106.8             86.8            49.1           52.3             42.4
    Value of shares repurchased
      (billions of yen) .............         26.3           263.6            129.2           277.5          163.3            453.4
Number of Outstanding Shares
   (thousands) ......................    3,743,405       3,684,997        3,649,997       3,649,997      3,609,997        3,609,997
Number of Employees .................       65,907          66,005           65,029          66,820         66,874           65,551


                                                      FY2004                           FY2005
                                          6 mos. ending     12 mos ending   6 mos. ending   prospects for 12 mos.
                                          Sep. 30, 2003     March 31, 2004  Sep. 30, 2004   ending March 31, 2005
----------------------------------------------------------------------------------------------------------------------

Vehicle Production
(thousands of units)                          1,682            3,558           1,802              3,690
Vehicle Sales (thousands of units)            1,720            3,625           1,805              3,740
   Japan                                        830            1,765             838              1,790
   Exports                                      890            1,860             967              1,950
      North America                             398              811             412                830
      Europe                                    198              419             197                440
      Asia                                       71              151              82                150
      Latin America                              28               61              38                 70
      Oceania                                    78              158              89                160
      Others                                    117              260             149                300
Net Sales (billions of yen)                 4,302.1          8,963.7         4,459.7            9,100.0
   Japan                                    1,667.5          3,593.1         1,723.0
   Exports                                  2,634.5          5,370.5         2,736.7
Operating Income (billions of yen)            459.1            833.7           392.3              730.0
   (Operating Income Ratio) (%)               (10.7)            (9.3)           (8.8)              (8.0)
Ordinary Income (billions of yen)             510.5            915.7           442.3              890.0
   (Ordinary Income Ratio) (%)                (11.9)           (10.2)           (9.9)              (9.8)
Net Income (billions of yen)                  338.0            581.4           263.7              540.0
   (Net Income Ratio) (%)                     (7.9)             (6.5)           (5.9)              (5.9)
Shareholders Return
    Dividend Payout (billions of yen)         67.9             151.2            82.0
    Dividend Per Share (yen)                    20                45            25.0
    Payout Ratio (%)                          20.1              26.0            31.1
    Value of shares cancelled
      (billions of yen) .............            -                 -                -
    Shareholder Return (%) ..........         20.1              26.0             31.1
    Value of shares repurchased
      (billions of yen)                      161.7             398.8           208.4
Number of Outstanding Shares
   (thousands)                           3,609,997         3,609,997       3,609,997
Number of Employees                         66,099            65,346          64,408



(Note 1) 2Q = 1st Half - 1Q , 2nd Half = FY03 - 1st Half , 4Q = 2nd Half - 3Q (Note 2) Part-time employees (i.e. seasonal workers) are counted in the figure, along with full-time employees.
(Note 3) Figures for depreciation and capital expenditures do not include vehicles in operating lease.
(Note 4)  Excluding financial subsidiaries
(Note 5) Calculation: Cash flows from operating activities + Cash flows from investing activities (excluding financial entities)
(Note 6) Calculation: (Dividend payout + Value of shares canceled) / Net income

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include:(i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates;(ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound;(iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management;(iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) politacal instability in the markets in which Toyota operates;
(vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.
A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial positions is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.